SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: November 8, 2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

For Immediate Release

Sapiens Announces Growth in Revenue and Net Profits for Q3 2010
Company announces 45% increase in net profits compared to Q3 2009

Cary, N.C. – November 08, 2010 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the insurance industry and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results for the third quarter of 2010.

Financial Highlights for the Third Quarter and Year to Date Results as of September 30, 2010

•	Revenues for the third quarter of 2010 reached $13.1 million. Revenues for the first 9 months of 2010 reached $37.6 million, 11% growth compared to first 9 months of 2009

•	Operating profit for the third quarter of 2010 reached $1.6 million. Operating profit for the first 9 months of 2010 reached $4.8 million, 25% growth compared to first 9 months of 2009

•
On a non-GAAP basis, net income for the third quarter of 2010 reached $1.9 million. On a non-GAAP basis, net income for the first 9 months of 2010 reached $5.5 million, 57% growth compared to first 9 months of 2009.

For the third quarter ended September 30, 2010, total revenues were $13.1 million, with net income of $1.5 million, representing 11% of the revenue, or $0.07 per fully diluted share. This compares with revenues of $12.95 million and net income of $1.0 million, representing 8% of the revenue, or $0.05 per fully diluted share, for the same period in 2009.

On a Non GAAP basis, total net income was $1.9 million for the third quarter, or $0.08 per fully diluted share, a significant increase compared to $1.2 million or 0.06 per fully diluted share for the same period in 2009.

For the nine-month period ended September 30, 2010, total revenues were $37.6 million, with net income of $4.4 million, or $0.20 per fully diluted share. This compares with revenues of $33.9 million and net income of $2.9 million, or $0.14 per fully diluted share, for the same period in 2009.

Total cash and cash equivalents as of September 30, 2010 totaled $12.3 million, increased by $1.9 million during the quarter. Total shareholders’ equity reached $32.5 million which represents 61% of the total balance sheet.

Roni Al-Dor, President and CEO of Sapiens International Corporation commented, “We’re happy to announce a 16th consecutive quarter of operational profit. We experienced positive global momentum across the board, in both product lines and territories.  We have extended our sales and marketing teams in North America and Europe, and continued R&D investments to maintain our innovation leadership. At all times, we remain dedicated to maintain top line growth for bottom line profits.”

Mr. Al-Dor continued, “The strategic decision to strengthen our portfolio with the acquisition of Harcase and integration of the RapidSure Policy Administration product has proven to be a successful move. We have recently announced the going live of one of our major clients, Philadelphia Insurance companies that successfully deployed 5 lines of business in just 6 months. We will continue to lead by innovation, and grow our business organically and non-organically.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts
	For the three months ended		For the nine months ended
U.S GAAP basis	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	13,148	12,951	37,568	33,928
Operating profit	1,592	1,489	4,773	3,829
Net income	1,505	1,035	4,446	2,939
Basic earnings per share	0.07	0.05	0.20	0.14
Diluted earnings per share	0.07	0.05	0.20	0.14

NonGAAP
Revenues	13,148	12,951	37,568	33,928
Operating profit	2,038	1,680	5,898	4,413
Net income	1,931	1,226	5,536	3,523
Basic earnings per share	0.09	0.06	0.25	0.16
Diluted earnings per share	0.08	0.06	0.25	0.16

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

For More Information

Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

Roni Al-Dor
Chief Executive Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2010	12/31/2009

	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$12,328	$11,172
Trade receivables, net	7,337	5,132
Other current assets	2,513	3,008
Total current assets	22,178	19,312

Property and equipment, net	962	897
Other assets, net	30,161	25,565

Total assets	$53,301	$45,774

Liabilities and equity

Trade payables	$1,086	1,197
Other liabilities and accrued expenses	11,426	10,199
Deferred revenues	6,956	6,991
Total current liabilities	19,468	18,387

Long-term debt and other long-term liabilities	1,360	972
Equity*	32,473	26,415

Total liabilities and equity	$53,301	$45,774

*) Sapiens issued and outstanding share capital as of September 30, 2010 are 22,409,050 and 22,058,256,
     respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$13,148	$12,951	$37,568	$33,928

Cost of revenues	$7,773	$7,576	$21,745	$18,762

Gross Profit	5,375	5,375	15,823	15,166

Operating expenses
Research and development, net	$842	$758	$2,314	$2,206
Selling, marketing, general and administrative	$2,941	$3,128	$8,736	$9,131

Operating Profit	1,592	1,489	4,773	3,829

Financial expenses, net	$35	$385	$57	$748
Other expenses, net	$52	$69	$294	$142

Net Income	$1,505	$1,035	$4,422	$2,939

Attributable to non-controlling interest	-	-	$(24)	$-

Net income attributable to Sapiens	$1,505	$1,035	$4,446	$2,939

Earnings per share
Basic	$0.07	$0.05	$0.20	$0.14
Diluted	$0.07	$0.05	$0.20	$0.14

Weighted average number of shares used to computation of earnings per share

Basic	22,058	21,591	21,862	21,591
Diluted	22,846	21,591	22,427	21,591

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating profit	1,592	1,489	4,773	3,829
Amortization of intangibles assets and compensation related to acquisition	154	-	257	-
Amortization of capitalized software	1,510	1,203	4,306	3,271
Capitalization of software development	(1,357)	(1,067)	(3,765)	(2,841)
Stock-based compensation	139	55	327	154
Total adjustments to GAAP	446	191	1,125	584
Non-GAAP operating profit	2,038	1,680	5,898	4,413

GAAP net income	1,505	1,035	4,446	2,939
Total adjustments to GAAP as above	446	191	1,125	584
Deferred taxes related to acquisition	(20)	-	(35)	-
Non-GAAP net income	1,931	1,226	5,536	3,523

Non-GAAP basic earnings per share	0.09	0.06	0.25	0.16

Non-GAAP diluted earnings per share	0.08	0.06	0.25	0.16

Weighted average number of shares used to computation of earnings per share
Basic	22,058	21,591	21,862	21,591

Diluted	22,846	21,591	22,427	21,591